Banco Itaú Holding Financeira S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: February 2008

1.
On November 18 2004, in keeping with the best Corporate Governance practice, Banco Itaú Holding Financeira S.A. (Itaú Holding) voluntarily disclosed its "Operating Rules for the Trading of Own shares for Treasury"(“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Holding, and minimum, average and maximum prices.

3.	We inform the capital market entities the prices and the volume traded by Itaú Holding for transactions in its own shares for treasury during the month of February 2008:

	Transaction	Trading Volume	Prices – R$ per Share
			Minimum	Average	Maximum
Common Shares	-	-	-	-	-
Preferred Shares	Purchase	5,478,300	39.30	42.14	45.00

4.	We would remind readers that historical data is available in the organization's Investor Relations site (www.itauri.com.br).

São Paulo-SP, March 7th 2008.

ALFREDO EGYDIO SETUBAL Investor Relations Officer